File No. 1-15052

                                United States
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                   To Be Filed Annually Prior to March 1

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

UIL HOLDINGS CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

UIL Holdings Corporation ("UIL Holdings") was incorporated under the laws of the State of Connecticut and is a holding company organized to acquire and hold the securities of other corporations.

The United Illuminating Company (UI) was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of UIL Holdings. UI is an operating electric public utility engaged in the purchase, transmission, distribution and sale of electricity for residential, commercial and industrial purposes in a service area of about 335 square miles in the southwestern part of the State of Connecticut.

United Resources, Inc. ("URI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of UIL Holdings. URI serves as the parent corporation for several non-utility businesses, each of which is incorporated separately in Connecticut.

   A. American Payment Systems, Inc. ("APS") was a wholly-owned subsidiary of URI until June 22, 2004, when UIL Holdings completed the sale of APS to CheckFree Corporation (CheckFree), pursuant to the purchase agreement entered into between the parties on December 16, 2003. CheckFree did not acquire APS' telephony assets, which included APS' 51% ownership interest in CellCards of Illinois, LLC (CCI). CCI was sold to an independent third party for book value, excluding transaction costs. As a result of the events described above, the results of APS are included in discontinued operations in the accompanying consolidated statements of income included herein, for all periods presented.

     1. Cell Cards of Illinois, LLC. ("CCI") was a 51% majority owned subsidiary of APS until APS and other equity owners of CCI sold all of the equity of CCI to a third party on February 13, 2004.

     2. American Payment Systems of California, Inc. was a wholly-owned subsidiary of APS at the time of the sale of APS described above.

   B. Xcelecom, Inc. ("Xcelecom") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. Xcelecom serves as the parent corporation for several corporations that provide specialized services in the electrical, communications and data network infrastructure industries.

     1. Precision Power, Inc. was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. Precision Power was engaged in electrical construction and related services for commercial, industrial and institutional customers in Connecticut. As of the end of 2000, the operations of Precision Power were combined with those of McPhee Electric LTD, LLC, another subsidiary of Xcelecom.

     2. Allan/Brite-Way Electrical Contractors, Inc. (Allan/Brite-Way) was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Xcelecom. Allan/Brite-Way was formed on January 1, 2005 as a result of the merger of the former wholly-owned Xcelecom subsididaries Allan Electric, Inc. and Brite-Way Electric, Inc., and is engaged in electrical construction, intelligent highway system deployment and related services for commercial, industrial, governmental and institutional customers in New Jersey.

     3. The DataStore, Inc. was incorporated under the laws of the State of
New Jersey and is a wholly-owned subsidiary of Xcelecom.   The DataStore is
engaged in data and communications network infrastructure design, installation and services for commercial, industrial, governmental and institutional customers in New Jersey, Delaware and Pennsylvania.

     4. Orlando Diefenderfer Electrical Contractor, Inc. ("ODE") was incorporated under the laws of the State of Pennsylvania and is a wholly-owned subsidiary of Xcelecom. ODE is engaged in electrical construction and related services for commercial, industrial, governmental and institutional customers in Pennsylvania.

     5. JBL Electric, Inc. was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Allan/Brite-Way. JBL Electric is primarily engaged in the construction and installation of cellular towers and satellite communications systems throughout the states of New Jersey, Delaware, New York and Connecticut.

     6. Johnson Electric, Inc. was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. Johnson Electric is engaged in electrical construction and related services for commercial, industrial, governmental and institutional customers in Connecticut.

     7. McPhee Electric LTD, LLC was formed under the limited liability company laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. McPhee is engaged in electrical construction and related services for commercial, industrial, governmental and institutional customers in Connecticut, Rhode Island, Massachusetts and other New England states.

     8. Thermal Energies, Inc. ("TEI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. TEI owns and operates a central heating and cooling plant in one of New Haven, Connecticut's largest commercial office buildings. In addition, TEI holds a 52% ownership share in the Government Center Thermal Energy Partnership (the "Partnership"). The Partnership operates a district heating and cooling facility that serves the City Hall and Hall of Records of the City of New Haven and the adjacent Connecticut Financial Center building.

     9. J. E. Richards, Inc., was incorporated under the laws of the State of Maryland and is a wholly-owned subsidiary of Xcelecom, Inc. J. E. Richards is engaged in electrical construction for commercial, industrial, governmental and institutional customers in Maryland and the Greater Washington, D.C. area.

    10. M. J. Daly & Sons, Inc. was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom, Inc. M. J. Daly & Sons is engaged in mechanical construction and fire protection services for commercial, industrial, governmental and institutional customers in Connecticut and Massachusetts.

    11. 4-Front Systems, Inc., was incorporated under the laws of the State of North Carolina and is a wholly-owned subsidiary of Xcelecom, Inc. 4-Front Systems, Inc. is engaged in data and communications network infrastructure design, installation and services for commercial, governmental and institutional customers in North Carolina.

    12. Terry's Electric Incorporated was incorporated under the laws of the State of Florida and is a wholly-owned subsidiary of Xcelecom. Terry's Electric is engaged in electrical construction and related services for commercial, industrial, governmental and institutional customers in Florida, Georgia, Texas, Oklahoma and North Carolina.

    13. Datanet Services, Inc., was incorporated under the laws of the State of North Carolina and is a wholly-owned subsidiary of Xcelecom, Inc. Datanet Services, Inc. is engaged in data and communications network infrastructure design, installation and services for commercial, governmental and institutional customers in North Carolina.

   C. United Capital Investments, Inc. ("UCI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. UCI participates in business ventures that complement UI's electric transmission and distribution business.

     1. UCI has a 25% interest in Cross-Sound Cable Company, LLC (Cross-Sound), a Connecticut limited liability company, which owns and operates a 330-megawatt transmission line (cable) connecting Connecticut and the Long Island region of the State of New York under the Long Island Sound. TransEnergieUS Ltd., the project developer and majority owner, is a Delaware corporation and a subsidiary of TransEnergie HQ Inc., the transmission affiliate of Hydro-Quebec (HQ). The cable has been installed and has been operating commercially since June 2004, under the terms of a settlement agreement with various parties, including the Connecticut Department of Environmental Protection and the Connecticut Department of Public Utility Control. Although the settlement agreement allows for commercial operation of the cable, such status is contingent upon the satisfaction of certain provisions set forth in the agreement.

   D. United Bridgeport Energy, Inc. ("UBE") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. UBE holds a 33 1/3% ownership interest, as a minority investor, in Bridgeport Energy LLC, the owner of an Exempt Wholesale Generator ("EWG") merchant wholesale electric generating facility located in Bridgeport, Connecticut.


2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

UIL Holdings does not directly own any property used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

UI owns and operates an electric transmission system consisting of 102 circuit miles of overhead lines and approximately 15 circuit miles of underground lines, all operated at 345 KV or 115 KV and located within or immediately adjacent to the territory served by UI in the southwestern part of the State of Connecticut. These transmission lines are part of the New England transmission grid. A major portion of UI's transmission lines is constructed on railroad right-of-way pursuant to two Transmission line Agreements. One agreement expires in May 2030 and will be automatically extended for up to two successive renewal periods of fifteen years each, unless UI provides timely written notice of its election to reject the automatic extension. The other agreement will expire in May 2040.

UI owns and operates 25 bulk electric supply substations with a capacity of 1,784,170 KVA and 24 distribution substations with a capacity of 121,330 KVA. UI has 3,008 pole-line miles of overhead distribution lines and 131 conduit-bank miles of underground distribution lines. All of these facilities are located within the State of Connecticut.


3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

   (a) Number of kWh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                           ELECTRICITY                                 GAS
                           -----------                                 ---
UIL Holdings               None                                        None
UI                         6,431,745,188                               None

   (b) Number of kWh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                           ELECTRICITY                                 GAS
                           -----------                                 ---
UIL Holdings               None                                        None
UI                         None                                        None

   (c) Number of kWh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                           ELECTRICITY                                 GAS
                           -----------                                 ---
UIL Holdings               None                                        None
UI                         479,531,754                                 None

(d) Number of kWh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                           ELECTRICITY                                 GAS
                           -----------                                 ---
UIL Holdings               None                                        None
UI                         5,952,213,434                               None

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

   (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

       Bridgeport Energy LLC, 10 Atlantic Street, Bridgeport, Connecticut 06604. This facility is a 520 MW combined-cycle generator.


   (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       United Bridgeport Energy, Inc. ("UBE"), a wholly-owned subsidiary of URI, holds a 33.33% ownership interest in Bridgeport Energy LLC, the owner and operator of the facility.


   (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of any security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

       The capital invested by UIL Holdings in the EWG, through its indirect wholly-owned subsidiary UBE, is approximately $80.2 million of equity, which includes a $2 million capital contribution made in February, 2005. Neither
UIL Holdings nor any direct or indirect subsidiary of UIL Holdings has signed any direct or indirect guarantee of the security of the EWG. There is no direct or indirect recourse to UIL Holdings or any other system company for any financial obligation of the EWG.


   (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       The capitalization of the EWG on December 31, 2004 was approximately $216.2 million. The loss for the EWG during the fiscal period ending December 31, 2004 was approximately $16.7 million.


   (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

       None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

                                               UIL HOLDINGS CORPORATION



                                          By:   /s/ Louis J. Paglia
                                              -------------------------------
                                                Louis J. Paglia
                                                Executive Vice President and
                                                Chief Financial Officer





(Corporate seal)


Attest:


  /s/ Susan E. Allen
----------------------
Susan E. Allen
Secretary

Name, title and address of officer to whom
notices and correspondences concerning
this statement should be addressed:
Louis J. Paglia
Executive Vice President
Chief Financial Officer
157 Church Street
New Haven, Connecticut  06510

                                  EXHIBIT A

See attached consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

UIL HOLDINGS CORPORATION
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2004
Thousands of Dollars

                                                               The United          UIL           United       United Capital
                                                              Illuminating       Holdings      Resources,      Investments,
                                                                 Company       Corporation        Inc.             Inc.
                                                              --------------  --------------- -------------- -----------------
OPERATING REVENUES
     Utility                                                   $    764,027    $           -   $          -   $             -
     Non-utility businesses                                               -                -             68                 -
                                                              --------------  --------------- -------------- -----------------
     Total Operating Revenues                                       764,027                -             68                 -
                                                              --------------  --------------- -------------- -----------------
OPERATING EXPENSES
  Operation
     Fuel and energy                                                377,905                -              -                 -
     Operation and maintenance                                      190,377              (11)         4,688               364
  Depreciation and amortization                                      63,310                -              -                 -
  Taxes - other than income taxes                                    39,435               16              7                 -
                                                              --------------  --------------- -------------- -----------------
       Total Operating Expenses                                     671,027                5          4,695               364
                                                              --------------  --------------- -------------- -----------------
OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS                   93,000               (5)        (4,627)             (364)
                                                              --------------  --------------- -------------- -----------------

OTHER INCOME AND (DEDUCTIONS), NET                                    6,663           94,939            263               121
                                                              --------------  --------------- -------------- -----------------

INTEREST CHARGES, NET
  Interest on long-term debt                                         14,762            5,490              -                 -
  Other interest, net                                                  (605)           1,342             71                 -
                                                              --------------  --------------- -------------- -----------------
                                                                     14,157            6,832             71                 -
  Amortization of debt expense and redemption premiums                1,414               76              -                 -
                                                              --------------  --------------- -------------- -----------------
       Interest Charges, net                                         15,571            6,908             71                 -
                                                              --------------  --------------- -------------- -----------------

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES                                                  84,092           88,026         (4,435)             (243)
                                                              --------------  --------------- -------------- -----------------

INCOME TAXES                                                         37,830           (2,411)        (2,075)             (552)
                                                              --------------  --------------- -------------- -----------------

INCOME FROM CONTINUING OPERATIONS
OF CONSOLIDATED COMPANIES                                            46,262           90,437         (2,360)              309
INCOME (LOSSES) FROM EQUITY INVESTMENTS                                 249                -              -            (1,100)
                                                              --------------  --------------- -------------- -----------------
INCOME FROM CONTINUING OPERATIONS                                    46,511           90,437         (2,360)             (791)

DISCONTINUED OPERATIONS, NET OF TAX                                       -           (3,492)        55,369                 -
EXTRAORDINARY GAIN, NET OF TAX                                            -                -             -                  -
                                                              --------------  --------------- -------------- -----------------

NET INCOME                                                     $     46,511    $      86,945   $     53,009   $          (791)
                                                              ==============  =============== ============== =================

UIL HOLDINGS CORPORATION
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2004
Thousands of Dollars

                                                      United          American
                                                    Bridgeport         Payment       Xcelecom,                         UIL
                                                   Energy, Inc.     Systems, Inc.       Inc.       Eliminations   Consolidated
                                                  --------------  ---------------- ------------- --------------- --------------
OPERATING REVENUES
     Utility                                       $          -    $            -   $         -   $           -   $    764,027
     Non-utility businesses                                   -                 -       337,192               -        337,260
                                                  --------------  ---------------- ------------- --------------- --------------
     Total Operating Revenues                                 -                 -       337,192               -      1,101,287
                                                  --------------  ---------------- ------------- --------------- --------------
OPERATING EXPENSES
  Operation
     Fuel and energy                                          -                 -             -               -        377,905
     Operation and maintenance                              533                 -       330,070               -        526,021
  Depreciation and amortization                               -                 -         4,776               -         68,086
  Taxes - other than income taxes                             -                 -         1,827               -         41,285
                                                  --------------  ---------------- ------------- --------------- --------------
       Total Operating Expenses                             533                 -       336,673               -      1,013,297
                                                  --------------  ---------------- ------------- --------------- --------------
OPERATING INCOME (LOSS) FROM CONTINUING
 OPERATIONS                                                (533)                -           519               -         87,990
                                                  --------------  ---------------- ------------- --------------- --------------

OTHER INCOME AND (DEDUCTIONS), NET                          (43)                -           902         (94,254)         8,591
                                                  --------------  ---------------- ------------- --------------- --------------

INTEREST CHARGES, NET
  Interest on long-term debt                                  -                 -             -               -         20,252
  Other interest, net                                         -                 -           575            (334)         1,049
                                                  --------------  ---------------- ------------- --------------- --------------
                                                              -                 -           575            (334)        21,301
  Amortization of debt expense and redemption
   premiums                                                   -                 -             -               -          1,490
                                                  --------------  ---------------- ------------- --------------- --------------
       Interest Charges, net                                  -                 -           575            (334)        22,791
                                                  --------------  ---------------- ------------- --------------- --------------

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES                                        (576)                -           846         (93,920)        73,790
                                                  --------------  ---------------- ------------- --------------- --------------

INCOME TAXES                                             (2,409)                -           352               -         30,735
                                                  --------------  ---------------- ------------- --------------- --------------

INCOME FROM CONTINUING OPERATIONS
OF CONSOLIDATED COMPANIES                                 1,833                 -           494         (93,920)        43,055
INCOME (LOSSES) FROM EQUITY INVESTMENTS                  (5,286)                -             -               -         (6,137)
                                                  --------------  ---------------- ------------- --------------- --------------
INCOME FROM CONTINUING OPERATIONS                        (3,453)                -           494         (93,920)        36,918

DISCONTINUED OPERATIONS, NET OF TAX                           -            (2,081)            -              28         49,824
EXTRAORDINARY GAIN, NET OF TAX                                -                 -           203               -            203
                                                  --------------  ---------------- ------------- --------------- --------------

NET INCOME                                         $     (3,453)   $       (2,081)  $       697   $     (93,892)  $     86,945
                                                  ==============  ================ ============= =============== ==============

UIL HOLDINGS CORPORATION
CONSOLIDATING BALANCE SHEET
As of December 31, 2004
Thousands of Dollars
Assets

                                                                 The United            UIL           United        United Capital
                                                                Illuminating        Holdings       Resources,       Investments,
                                                                  Company          Corporation        Inc.              Inc.
                                                             -------------------  --------------  --------------  ------------------
Current Assets
  Unrestricted cash and temporary cash investments            $          35,785    $      1,376    $         30    $             33
  Restricted cash                                                             -               -               -                   -
  Utility accounts receivable, less allowance of $2,600                  62,801               -               -                   -
  Other accounts receivable, less allowance of $1,334                    10,965          15,231           2,082                  10
  Unbilled revenues                                                      28,553               -               -                   -
  Materials and supplies, at average cost                                 2,036               -               -                   -
  Deferred and refundable income taxes                                    3,750             605               -                   -
  Prepayments                                                             1,335             111               -                   -
  Other                                                                       -               -               -                   -
                                                             -------------------  --------------  --------------  ------------------
          Total                                                         145,225          17,323           2,112                  43
                                                             -------------------  --------------  --------------  ------------------

Other Property and Investments
  Investment in United Bridgeport Energy facility                             -               -               -                   -
  Other                                                                   8,934         376,352         238,896              15,232
                                                             -------------------  --------------  --------------  ------------------
          Total                                                           8,934         376,352         238,896              15,232
                                                             -------------------  --------------  --------------  ------------------

Property, Plant and Equipment at original cost
  In service                                                            751,543               -               -                   -
  Less, accumulated depreciation                                        250,573               -               -                   -
                                                             -------------------  --------------  --------------  ------------------
                                                                        500,970               -               -                   -
  Construction work in progress                                          52,117               -               -                   -
                                                             -------------------  --------------  --------------  ------------------
         Net Property, Plant and Equipment                              553,087               -               -                   -
                                                             -------------------  --------------  --------------  ------------------

Regulatory Assets
  Nuclear plant investments-above market                                416,060               -               -                   -
  Income taxes due principally to book-tax differences                   85,322               -               -                   -
  Long-term purchase power contracts - above market                      71,920               -               -                   -
  Connecticut Yankee                                                     47,565               -               -                   -
  Unamortized redemption costs                                           18,523               -               -                   -
  Other                                                                  56,966               -               -                   -
                                                             -------------------  --------------  --------------  ------------------
          Total                                                         696,356               -               -                   -
                                                             -------------------  --------------  --------------  ------------------

Deferred Charges
  Goodwill                                                                    -               -               -                   -
  Unamortized debt issuance expenses                                      7,105             432               -                   -
  Prepaid Pension                                                        49,510               -               -                   -
  Long-term receivable - Cross Sound Cable Project                            -          24,812               -                   -
  Other long-term receivable                                             15,544               -               -                   -
  Other                                                                      22              15               -                   -
                                                             -------------------  --------------  --------------  ------------------
          Total                                                          72,181          25,259               -                   -
                                                             -------------------  --------------  --------------  ------------------


          Total Assets                                        $       1,475,783    $    418,934    $    241,008    $         15,275
                                                             ===================  ==============  ==============  ==================

UIL HOLDINGS CORPORATION
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2004
THOUSANDS OF DOLLARS
ASSETS

                                                                United       American                                   UIL
                                                              Bridgeport      Payment      Xcelecom,                  Holdings
                                                             Energy, Inc.  Systems, Inc.     Inc.     Eliminations  Consolidated
                                                            -------------  -------------  ----------  ------------  ------------
Current Assets
  Unrestricted cash and temporary cash investments           $         8    $         -    $  2,933    $        -    $   40,165
  Restricted cash                                                      -              -         291             -           291
  Utility accounts receivable, less allowance of $2,600                -              -           -             -        62,801
  Other accounts receivable, less allowance of $1,334                  -              -      92,554       (18,010)      102,832
  Unbilled revenues                                                    -              -      11,197             -        39,750
  Materials and supplies, at average cost                              -              -       3,385             -         5,421
  Deferred and refundable income taxes                                 -              -           -             -         4,355
  Prepayments                                                          -              -         637             -         2,083
  Other                                                                -              -         380             -           380
                                                            -------------  -------------  ----------  ------------  ------------

          Total                                                        8              -     111,377       (18,010)      258,078
                                                            -------------  -------------  ----------  ------------  ------------

Other Property and Investments
  Investment in United Bridgeport Energy facility                 76,512              -           -             -        76,512
  Other                                                                -              -          25      (615,248)       24,191
                                                            -------------  -------------  ----------  ------------  ------------
          Total                                                   76,512              -          25      (615,248)      100,703
                                                            -------------  -------------  ----------  ------------  ------------

Property, Plant and Equipment at original cost
  In service                                                           -              -      34,826             -       786,369
  Less, accumulated depreciation                                       -              -      24,061             -       274,634
                                                            -------------  -------------  ----------  ------------  ------------
                                                                       -              -      10,765             -       511,735
  Construction work in progress                                        -              -           -             -        52,117
                                                            -------------  -------------  ----------  ------------  ------------

         Net Property, Plant and Equipment                             -              -      10,765             -       563,852
                                                            -------------  -------------  ----------  ------------  ------------
Regulatory Assets
  Nuclear plant investments-above market                               -              -           -             -       416,060
  Income taxes due principally to book-tax differences                 -              -           -             -        85,322
  Long-term purchase power contracts - above market                    -              -           -             -        71,920
  Connecticut Yankee                                                   -              -           -             -        47,565
  Unamortized redemption costs                                         -              -           -             -        18,523
  Other                                                                -              -           -             -        56,966
                                                            -------------  -------------  ----------  ------------  ------------
          Total                                                        -              -           -             -       696,356
                                                            -------------  -------------  ----------  ------------  ------------

Deferred Charges
  Goodwill                                                             -              -      70,496             -        70,496
  Unamortized debt issuance expenses                                   -              -           -             -         7,537
  Prepaid Pension                                                      -              -           -             -        49,510
  Long-term receivable - Cross Sound Cable Project                     -              -           -             -        24,812
  Other long-term receivable                                           -              -         447             -        15,991
  Other                                                                -              -       4,078        (3,842)          273
                                                            -------------  -------------  ----------  ------------  ------------
          Total                                                        -              -      75,021        (3,842)      168,619
                                                            -------------  -------------  ----------  ------------  ------------

          Total Assets                                       $    76,520    $         -    $197,188    $ (637,100)   $1,787,608
                                                            =============  =============  ==========  ============  ============

UIL HOLDINGS CORPORATION
CONSOLIDATING BALANCE SHEET
As of December 31, 2004
Thousands of Dollars
Liabilities and Capitalization

                                                             The United         UIL             United        United Capital
                                                            Illuminating      Holdings         Resources,       Investments,
                                                               Company       Corporation          Inc.              Inc.
                                                          ---------------  ---------------  ---------------  ------------------
Current Liabilities
  Notes payable                                            $           -          $ 8,000    $       3,683    $              -
  Current portion of long-term debt                                    -            4,286                -                   -
  Accounts payable                                                58,750              840            1,695                  82
  Dividends payable                                               10,540           10,444                -                   -
  Accrued liabilities                                             43,423            6,900                -                   -
  Deferred revenues-nonutility businesses                              -                -                -                   -
  Interest accrued                                                 2,039            2,060                -                   -
  Taxes accrued                                                    9,106          (30,611)          29,428                (319)
                                                          ---------------  ---------------  ---------------  ------------------
          Total                                                  123,858            1,919           34,806                (237)
                                                          ---------------  ---------------  ---------------  ------------------

Noncurrent Liabilities
  Purchase power contract obligation                              71,920                -                -                   -
  Pension accrued                                                  6,425                -                -                   -
  Connecticut Yankee contract obligation                          47,565                -                -                   -
  Long-term notes payable                                              -                -              159                   -
  Other                                                           18,926                -                -                   -
                                                          ---------------  ---------------  ---------------  ------------------
          Total                                                  144,836                -              159                   -
                                                          ---------------  ---------------  ---------------  ------------------

Deferred Income Taxes                                            346,195           (2,512)               -              (1,724)
                                                          ---------------  ---------------  ---------------  ------------------

Regulatory Liabilities
  Accumulated deferred investment tax credits                     12,383                -                -                   -
  Deferred gains on sale of property                              33,044                -                -                   -
  Asset removal costs                                              7,217                -                -                   -
  Other                                                            4,780                -                -                   -
                                                          ---------------  ---------------  ---------------  ------------------
          Total regulatory Liabilities                            57,424                -                -                   -
                                                          ---------------  ---------------  ---------------  ------------------

  Commitments and Contingencies

Capitalization
    Long-term debt                                               420,460           70,714                -                   -

Common stock equity
    Common stock                                                       1          304,347                1                   -
    Paid-in capital                                              258,736            6,990          187,744              26,503
    Capital stock expense                                              -           (2,170)               -                   -
    Unearned employee stock ownership plan equity                      -           (4,512)               -                   -
    Unearned compensation                                              -             (640)               -                   -
    Accumulated other comprehensive loss                            (573)               -                -                   -
    Retained earnings                                            124,846           44,798           18,298              (9,267)
                                                          ---------------  ---------------  ---------------  ------------------
                                                                 383,010          348,813          206,043              17,236
                                                          ---------------  ---------------  ---------------  ------------------

          Total Capitalization                                   803,470          419,527          206,043              17,236
                                                          ---------------  ---------------  ---------------  ------------------

          Total Liabilities and Capitalization             $   1,475,783    $     418,934    $     241,008    $         15,275
                                                          ===============  ===============  ===============  ==================

UIL HOLDINGS CORPORATION
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2004
THOUSANDS OF DOLLARS
LIABILITIES AND CAPITALIZATION

                                                     United          American                                              UIL
                                                   Bridgeport         Payment        Xcelecom,                          Holdings
                                                  Energy, Inc.     Systems, Inc.        Inc.        Eliminations      Consolidated
                                                 --------------  ----------------  -------------  ---------------   ----------------
Current Liabilities
  Notes payable                                   $          -    $            -    $     5,462    $      (3,683)    $       13,462
  Current portion of long-term debt                          -                 -              -                -              4,286
  Accounts payable                                         170             2,081         19,130           (7,470)            75,278
  Dividends payable                                          -                 -              -          (10,540)            10,444
  Accrued liabilities                                        -                 -         15,824                -             66,147
  Deferred revenues-nonutility businesses                    -                 -         18,821                -             18,821
  Interest accrued                                           -                 -             54                -              4,153
  Taxes accrued                                         (1,274)                -         (1,297)               -              5,033
                                                 --------------  ----------------  -------------  ---------------   ----------------
          Total                                         (1,104)            2,081         57,994          (21,693)           197,624
                                                 --------------  ----------------  -------------  ---------------   ----------------

Noncurrent Liabilities
  Purchase power contract obligation                         -                 -              -                -             71,920
  Pension accrued                                            -                 -              -                -              6,425
  Connecticut Yankee contract obligation                     -                 -              -                -             47,565
  Long-term notes payable                                    -                 -          2,586             (158)             2,587
  Other                                                      -                 -             11                -             18,937
                                                 --------------  ----------------  -------------  ---------------   ----------------
          Total                                              -                 -          2,597             (158)           147,434
                                                 --------------  ----------------  -------------  ---------------   ----------------

Deferred Income Taxes                                        -                 -          3,523                -            345,482
                                                 --------------  ----------------  -------------  ---------------   ----------------

Regulatory Liabilities
  Accumulated deferred investment tax credits                -                 -              -                -             12,383
  Deferred gains on sale of property                         -                 -              -                -             33,044
  Asset removal costs                                        -                 -              -                -              7,217
  Other                                                      -                 -             73                -              4,853
                                                 --------------  ----------------  -------------  ---------------   ----------------
          Total regulatory Liabilities                       -                 -             73                -             57,497
                                                 --------------  ----------------  -------------  ---------------   ----------------

  Commitments and Contingencies

Capitalization
    Long-term debt                                           -                 -              -                -            491,174

Common stock equity
    Common stock                                             1                 -              2               (5)           304,347
    Paid-in capital                                     81,437                 -        130,953         (685,374)             6,989
    Capital stock expense                                    -                 -              -                -             (2,170)
    Unearned employee stock ownership plan
     equity                                                  -                 -              -                -             (4,512)
    Unearned compensation                                    -                 -              -                -               (640)
    Accumulated other comprehensive loss                     -                 -              -                -               (573)
    Retained earnings                                   (3,814)           (2,081)         2,046           70,130            244,956
                                                 --------------  ----------------  -------------  ---------------   ----------------
                                                        77,624            (2,081)       133,001         (615,249)           548,397
                                                 --------------  ----------------  -------------  ---------------   ----------------

          Total Capitalization                          77,624            (2,081)       133,001         (615,249)         1,039,571
                                                 --------------  ----------------  -------------  ---------------   ----------------

          Total Liabilities and Capitalization    $     76,520    $            -    $   197,188    $    (637,100)    $    1,787,608
                                                 ==============  ================  =============  ===============   ================

UIL HOLDINGS CORPORATION
CONSOLIDATING STATEMENT
 OF RETAINED EARNINGS
For the Year Ended December 31, 2004
Thousands of Dollars

                                                The United            UIL              United          United Capital
                                               Illuminating         Holdings         Resources,         Investments,
                                                  Company         Corporation           Inc.                Inc.
                                              --------------     -------------     -------------     -----------------

BALANCE, JANUARY 1                             $    120,238       $      (656)      $   (21,158)      $        (8,476)
Net income (loss)                                    46,511            86,944            53,009                  (791)

                                              --------------     -------------     -------------     -----------------
      Total                                         166,749            86,288            31,851                (9,267)
                                              --------------     -------------     -------------     -----------------

Deduct Cash Dividends Declared
  Common stock                                       41,903            41,491                 -                     -
                                              --------------     -------------     -------------     -----------------
      Total                                          41,903            41,491                 -                     -
                                              --------------     -------------     -------------     -----------------

Sale of American Payment
Systems, Inc.                                             -                 -           (13,553)                    -

                                              --------------     -------------     -------------     -----------------
BALANCE, DECEMBER 31                           $    124,846       $    44,797       $    18,298       $        (9,267)
                                              ==============     =============     =============     =================

UIL HOLDINGS CORPORATION
CONSOLIDATING STATEMENT
 OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004
THOUSANDS OF DOLLARS

                                           United            American
                                         Bridgeport           Payment           Xcelecom,                                 UIL
                                        Energy, Inc.       Systems, Inc.           Inc.           Eliminations       Consolidated
                                       --------------    ----------------   -----------------   ---------------    ----------------

BALANCE JANUARY 1                       $       (361)     $      (13,553)    $         1,349     $     122,119      $      199,502
Net income (loss)                             (3,453)             (2,081)                697           (93,891)             86,945

                                       --------------    ----------------   -----------------   ---------------    ----------------
      Total                                   (3,814)            (15,634)              2,046            28,228             286,447
                                       --------------    ----------------   -----------------   ---------------    ----------------

Deduct Cash Dividends Declared
  Common stock                                     -                   -                   -           (41,903)             41,491
                                       --------------    ----------------   -----------------   ---------------
                                                                                                                   ----------------
      Total                                        -                   -                   -           (41,903)             41,491
                                       --------------    ----------------   -----------------   ---------------    ----------------

Sale of American Payment
Systems, Inc.                                      -              13,553                   -                 -                   -

                                       --------------    ----------------   -----------------   ---------------    ----------------
BALANCE DECEMBER 31                     $    (3,814)      $       (2,081)    $         2,046     $      70,131      $      244,956
                                       ==============    ================   =================   ===============    ================

                                  EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.


----------------------------------------

       UIL Holdings Corporation

----------------------------------------
                                   100%
----------------------------------------

        United Resources, Inc.

----------------------------------------
                                   100%
----------------------------------------                                        --------------------------------------

    United Bridgeport Energy, Inc.                                                        Unrelated Persons

----------------------------------------                                        --------------------------------------
                                    33%                                         67%
                                         --------------------------------------

                                                 Bridgeport Energy LLC
                                                         (EWG)

                                         --------------------------------------
